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CORPORATE AND SECURITIES LAWYERS

Reply Attention of:	Robert Galletti
Direct Telephone:	(604) 648-1678
Email:	rgalletti@wlmlaw.ca
Our File No.	0966-1

July 4, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Amanda Ravitz
Assistant Director

Dear Sirs:
	Re:	Intervia Inc. ("the Company")
Registration Statement on Form S-1
Amended June 3, 2011
File No. 333-173474

Form 10-Q for Fiscal Quarter Ended April 30, 2011
File No. 000-52010

We are the solicitors for the Company. We refer to your letter to the Company dated June 30, 2011 regarding the Company's Registration Statement on Form S-1 (as amended on June 3, 2011) and its Form 10-Q for the period ended April 30, 2011. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form S-1/A Amendment No. 1 filed June 3, 2011

General

1.	Please consider the impact of our comments related to this Form S-1/A on your Exchange Act filings.

Response: The Company has considered the impact of your comments related to this Form S-1/A on its Exchange Act filings.

Prospectus Cover

2.	Because there is no established market for your shares, please revise to state a fixed price at which the securities will be sold until such time as shares are quoted on the OTC Bulletin Board or national exchange.

Response: We have updated the Registration Statement throughout to indicate an initial fixed offering price of $0.05 per share until such time as a public market develops for the Company’s common stock.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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3.	We note your disclosure that your common shares are quoted on the Pink Sheets under the symbol ITVA.PK; however, we are unable to locate a quote for your common shares on the OTC Markets' website. Please confirm that your securities are quoted under the ITVA.PK symbol. Please also revise, as applicable, to disclose which OTCQB tier designation applies to your securities.

Response: Although several online resources display search pages for the symbol ITVA, the Pink Sheets no longer recognizes that symbol and there is no evidence of any quotation of the Company’s stock on the Pink Sheets. We have accordingly removed all references to the Pink Sheets in the Registration Statement.

Summary, page 5

4.	Please revise to highlight the fact that your mineral resource property does not contain any reserve, any funds spent on exploration will probably be lost and that you have not undertaken any exploration activities on your property.

Response: We have updated page five and other descriptions of business and of the property throughout the Registration Statement with the following statement:

“It is presently unknown whether the Proteus Property contains any mineral reserves and, accordingly, there is a high likelihood that any funds spent by us to explore the property will be lost.”

5.	Please disclose your auditors going concern opinion and, if true, that you have insufficient funds to make required payments as they become due. Also, disclose your net loss for the last 2 fiscal years and your present monthly "burn rate" here, as well as the amount of time at this rate before you exhaust your financial resources.

Response: We have amended the Registration Statement as reqested.

Risk Factors, page 8

6.	If your assets are or will be held outside of the United States, please include appropriate risk factor disclosure concerning the ability of shareholders to enforce their legal rights under United States securities laws.

Response: We have included the requested risk factor in the section of the Risk Factors entitled “Risks Related to Our Company”:

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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7.	We refer to the description of Mr. Laferriere's business experience on page 33. Please add risk factor disclosure, as applicable, concerning management's lack of experience in the mining industry. Please also highlight this risk in the summary of the registration statement.

Response: We have updated the risk factor disclosure and summary of the registration statement as requested.

Other Risks, page 13

8.	You must identify all known material risks. Please remove any implication that you may not have done so.

Response: We have updated the registration statement as requested.

Selling Security Holders, page 14

9.	We note that the selling shareholders are offering approximately 74% of your outstanding securities, and that they acquired their securities in January of 2011. In light of these facts, please tell us why the selling shareholders should not be identified as underwriters and tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response: Please note that we have removed from the registration statement all shares held by the two affiliates of the company, Gannvalley International and Brownrigg Limited, reducing the total number of shares being registered to 9,600,000 shares or approximately 62% of the issued and outstanding stock of the Company. The Company believes that the transaction is eligible to be made on a shelf basis under Rule 415(a)(1)(i) for the following reasons:

  none of the selling shareholders is an affiliate of the company;

  there are no material relationships between the selling shareholders and the Company or its sole officer and director;

  the Company will receive no proceeds from the offering and there are no agreements or arrangements among the Company and any selling shareholder to that effect;

  none of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

In addition to the above listed factors, we confirm that none of the selling shareholders is in the business of underwriting securities. Accordingly, in light of the criteria for consideration described in Question 612.09 of the Division's Compliance and Disclosure Interpretations for Securities Act Rules, the Company believes that the circumstances surrounding the offering do not reasonably lead to the conclusion that any sellers are acting as a conduit for the issuer.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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General Overview, page 21

10.

Revise to describe each step you plan to take to become operational through to revenue generation. In connection with this disclosure, provide estimated timelines and costs for each step, as well as sources of funds.

Response: To provide a step by step business plan and budget from inception to revenue is not typical or feasible for an exploration stage mining issuer, especially one at the earliest stage of exploration such as the Company. To provide such a budget and business plan at this time would at best be misleading due to the variable strategies and costs that may arise as the Company’s mineral property is explored and the characteristics of the property are revealed. In the alternative, we have updated the business plan information contained in the registration statement to include more detailed information regarding the short term budget and plan of exploration.

11.

Please provide us with independent support for your disclosure here and on page 5 that the Proteus Property is near an area known historically for the production of silver ore as well as your disclosure in the final sentence of the penultimate paragraph on page 23. Also, please revise your discussion of diamond prospecting to indicate whether diamonds have been commercially produced in the area you reference.

Response: The popular history of the Town of Cobalt, Ontario and its surrounding areas centers primarily on the discovery of silver there at the beginning of the 20th century and subsequent silver rush. The Cobalt Mining District is known as the birthplace of hard rock mining in Canada and is a National Historic Site of Canada. Please refer to the following online sources:

  www.cobalt.ca

  www.cobaltmininglegacy.ca

  www.historiccobalt.ca

We have also revised the registration statement to clarify that there has been no commercial production of diamonds in the Cobalt area to date.

12.

Please revise to clarify your present ownership interest in the Proteus Property, including the existence of any security interests in the property. In this regard, we note that section 5.01 of the Option Agreement indicates that upon execution you will hold legal title to an undivided 100% interest in the property subject to the royalty. In contrast, your disclosure on page 21 indicates that you have not acquired the property to date. Please also revise here to explain the impact to your business in the event that you are unable to make the cash payments or expenditures required under the agreement. Please add risk factor and summary disclosure, as applicable.

Response: The description of the Company’s present ownership interest in the Proteus Property is accurate. Section 5.01 and 5.02 of the Option Agreement, when read together, provide that the Company shall hold the property in trust for the Optionor for the duration of the agreement. We have updated the registration statement to clarify this point and to describe the termination provisions of the Option Agreement. We have also included the requested risk factor.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Competition, page 22

13.	Based on your disclosure on page 9 and elsewhere, it appears that you do meet the definition of a "development stage" company as defined in Industry Guide 7, section (a)(4). Please revise to clarify or advise.

Response: We have removed the words “development stage” from the section in question and replaced them with “exploration stage”.

Compliance with Government Regulation, page 22

14.	Please revise to disclose all material governmental and environmental regulation. In this regard, we note your disclosure on page 9 indicating that you require permits from federal, provincial and local governments. Please also disclose whether you have the permits necessary to explore and extract from the property. Please also revise your MD&A to discuss and quantify the regulatory expenses necessary to fulfill your operating plan.

Response: We have updated the registration statement as requested.

Employees, page 22

15.	Please revise to identify the contracted individuals you reference and describe in greater detail the nature of their role in your business.

Response: We have revised the registration statement as requested.

Mineral Properties, page 23

16.	Please disclose when each of the claims was staked and recorded. Please also tell us whether you are aware of any exploration efforts undertaken prior to your involvement with the property and whether Mr. Chitaroni is associated with your business.

Response: We have included additional information with respect to the claims as requested. We are not aware of any exploration efforts undertaken on the property prior to our involvement with property. Mr. Chitaroni is a certified geologist and the principle of Blackstone Development Inc. We presently engage the exploration and claim management services of Blackstone Development Inc. with respect to the exploration and management of our claims. These services are provided on an as needed, consulting basis.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Regional Geology, page 23

17.	We refer to the first sentence under the heading. Please revise, as necessary, to describe the geology, mineralogy and ore deposits of the area rather than referring investors to third-party publications.

Response: The description provided is the most accurate and comprehensive presently available to the company. We have removed the source reference provided.

Proposed Exploration Program for 2011, page 24

18.	Please revise the first sentence under the heading to describe the "additional information" that you reference and explain why you have not verified it to date.

Response: The above referenced statement was inaccurate and has been removed from the registration statement.

Management's Discussion and Analysis of Financial Position and Results of Operations, page 26

Overview, page 26

19.	We note in your overview you indicate during fiscal 2009 you suspended the development of products and your business plan for fuel cell technology. Please reconcile this with your discussion under Our Business, page 5, wherein you indicate your original business plan was abandoned during fiscal 2008. We note you also indicate in your overview that you entered into the Option Agreement on October 15, 2010. Please reconcile this with your discussion under Our Business, page 5, wherein you indicate you entered into the Option Agreement on July 15, 2010.

Response: The Company’s original business plan was abandoned during fiscal 2008 and the reference to abandonment in fiscal 2009 has been corrected. The reference to October 15, 2010 was changed to July 15, 2010

Cash Requirements

20.	Please tell us why you estimate your operating expenses and capital requirements for the twelve month period beginning January 1, 2011 when you have a fiscal year beginning February 1, 2011. We note elsewhere you discuss liquidity over a calendar year period rather than your fiscal year period. Please revise the filing to explain why you discuss your expected expenses and planned use of funds over periods different than your fiscal year.

Response: We have revised the estimates and discussion of operating expenses and capital requirements to refer uniformly to the 12 month period beginning February 1, 2011.

21.	Given your limited cash, negative working capital, and lack of any definitive financial arrangements, please revise the filing to discuss the known or expected impact these factors will have on the company being able to fulfill the requirements of the Option Agreement. Also, describe the default provisions of the Option Agreement and resulting consequences of any default. For example, discuss the consequences if the company is late with any required payments under the agreement.

Response: We have revised the registration statement as requested.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Cash Requirements, page 27

22.	Please revise to describe and quantify the expenses that comprise the $100,000 in operating expenses and $500,000 in exploration expenses anticipated for calendar year 2011.

Response: We have revised the registration as requested.

Application of Critical Accounting Policies, page 31

23.	We note your critical accounting policy disclosures merely disclose your accounting policies without elaboration. Accordingly, your disclosure does not conform to our expectations for the critical accounting policies disclosure. For each identified critical accounting policy, please expand to describe the specific factors that in your view makes each critical. Discuss the nature of estimates and uncertainties about those estimates inherent to each individual policy, including how you make those estimates. Discuss how different assumptions, methods or conditions might affect your financial statements. For further guidance, please refer to SEC interpretive Release No. 33-8350.

Response: We have revised the discussion of critical accounting policies as requested.

Certain Relationships and Related Transactions, page 42

24.	We note the disclosure on page F-3 and F-9 concerning an outstanding liability due to a related party. Please revise to describe the transaction. Refer to Item 404(d) of Regulation S-K.

Response: We have revised the financial statements as requested. We have also updated the related party transactions note in the financial statements included in the Form 10-Q for the period ended April 30, 2011.

Financial Statements, page F-1

25.	Please update the financial statements as required by Rule 8-08 of Regulation S-X. An updated accountant's consent should also be included with any amendment to the filing.

Response: We have updated the financial statements and account’s consent as requested.

Signatures, page 49

26.	Please have your Principal Financial Officer and Principal Executive Officer sign in their individual capacities as such, and include their proper titles indicating these capacities.

Response: We have updated the signatures as requested.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Exhibit 5.1

27.	Given the date restrictions in the opinion, please confirm our understanding that you intend to file an updated opinion of counsel as of the date that the registration statement is to be declared effective.

Response: We confirm that we intend to file an updated opinion of counsel as of the date that the registration statement is to be declared effective.

28.	We refer to the "when sold" language contained in the penultimate paragraph. It is unclear why this qualification is contained in the opinion given your disclosure on page 45 that the shares covered by this registration statement were issued in January 2011.

Response: We confirm that the language cited will be removed from the updated opinion to be filed as of the date that the registration statement is to be declared effective.

Form 10-Q for the period ended April 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Plan of Operation, page 10

29.	We note under Anticipated Cash Requirements you indicate "For the next 12 months we plan to expend a total of approximately $40,000 in searching for and acquiring a suitable business." Please reconcile this with your discussion under Our Current Business and elsewhere in your filing that indicate your focus and business is that of mineral exploration.

Response: The statement cited does not reflect the Company’s business plan. We have prepared an amended Form 10-Q to remove the statement.

Critical Accounting Policies, and Estimates, page 12

30.	Please tell us why you did not identify the accounting policies deemed critical by management and provide the appropriate disclosures. Please refer to SEC interpretive Release No. 33-8350. Revise future filings to comply.

Response: We have amended the Form 10-Q to provide the appropriate disclosures regarding critical accounting policies.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:	/s/ Robert Galletti
Robert Galletti

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.